Filed by First Union Corporation

                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

                                     Subject Company: Wachovia Corporation
                                     Commission File No. 333-59616

                                     Date: July 6, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a

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deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

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     THE FOLLOWING ADVERTISEMENT RAN IN NATIONAL AND REGIONAL PUBLICATIONS


Six Things SunTrust Won't Be
Talking About Today

Today, SunTrust releases its earnings for the second quarter of 2001. We suspect that there are some things that won't be covered in the earnings release. If you own shares in SunTrust, Wachovia or First Union, you ought to know that:


 1. We believe a SunTrust/Wachovia combination could create serious regulatory capital concerns. In fact, SunTrust/Wachovia's Tier I capital ratio--a critical measure of a bank's financial health--is projected by SunTrust at 6.5% and would rank dead last among the Top 50 U.S. banks, having declined significantly in recent years. Likewise, a SunTrust/Wachovia total capital ratio would rank second to last among the Top 50 U.S. banks.

 2. We believe that the dividend in a SunTrust/Wachovia combination would be an uncomfortably high percentage of expected earnings. A SunTrust/Wachovia combination would have a very high dividend payout ratio of 46%, ranking it 46th among the Top 50 U.S. banks. Paying high dividends may put a strain on bank capital, and make it harder to grow dividends.

 3. We believe that SunTrust's earnings momentum has "hit the wall." SunTrust's core earnings have stagnated in the past two years. SunTrust's earnings per share growth has been driven by one-time gains and share repurchases.

 4. It would take, in our view, more than 10 years for a SunTrust acquisition of Wachovia to create any new capital. Our analysis of SunTrust's numbers indicates that its huge initial costs and dividend increase to complete the acquisition will not be offset by expense savings for 13 years.

 5. SunTrust is the only Top 15 banking organization with a "low satisfactory" rating on Community Reinvestment Act (CRA) lending, and we believe it may jeopardize regulatory approval. Wachovia and First Union's "outstanding" overall CRA ratings reflect our strong record of lending and investment in the communities we serve.

 6. We believe that SunTrust's hostile proposal could lead to many months of uncertainty for Wachovia, and that SunTrust may never be able to complete a transaction with Wachovia. While the First Union/Wachovia merger of equals is on track, the Wachovia board has rejected SunTrust's acquisition proposal and there is no guarantee that an agreement would ever be reached between SunTrust and Wachovia on terms attractive to Wachovia shareholders.

We believe capital weakness vs. peers; a burdensome dividend payout ratio; stagnant earnings growth; a poor return on internal investment; and bottom-tier ranking in community lending do not add up to the kind of company you want as a partner. And SunTrust's hostile attitude only compounds the problems.

As prominent banking analyst Thomas Brown, of Second Curve Capital, recently wrote, "SunTrust's earnings growth is lethargic; its plan to rev up the growth of its retail bank is unimpressive; and its p/e multiple relative to other banking companies is in a secular decline. For Wachovia shareholders, First Union's currency is the one to take."

The management and the Board of Directors of First Union and Wachovia have agreed on a strategic partnership that we believe will create a superior financial institution, deliver greater value to shareholders and position the combined companies for strong long-term growth.

                            First Union and Wachovia
                              The Right Combination

Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC because they contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397. Additional copies of the joint proxy statement/prospectus may also be obtained by contacting First Union's proxy solicitor, Morrow & Co., Inc., toll free at 1-877-366-1578, or Wachovia's proxy solicitors, MacKenzie Partners, Inc., toll free at 1-800-322-2885, or Georgeson Shareholder, toll free at 1-800-223-2064. The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in the joint proxy statement/prospectus and in First Union's and Wachovia's public reports filed with the SEC.